# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Euroholdings Ltd, CIK 0002032779
CUSIP: Y234DY109
Title of class of securities: Shares of Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4 MESSOGIOU & EVROPIS STREET, MAROUSSI, Greece (J3), 151 24
Date of event which requires filing of this statement: 06/23/2025
Filed by CIK 0002069347
Persons authorized to receive notices and communications: Chrysoula Papathanasiou, c/o Latsco Shipping Limited, Gildo Pastor Center 7 rue du Gabian, MC, Monaco (O9), 98000, 377 9777 4670; Steven J. Hollander, Esq., Watson Farley & Williams LLP, 120 West 45th Street, New York, New York (NY), 10036, (212) 922-2200

## Reporting persons
- Marla Investments Inc. (CIK 0002069347): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: working capital (WC); sole voting power 0; shared voting power 1,437,697; sole dispositive power 0; shared dispositive power 1,437,697; aggregate amount beneficially owned 1,437,697 (51% of the class)
  Comment: Row 13: Percentage calculations based 2,816,615 common shares outstanding as of June 23, 2025 as indicated to the Reporting Persons by the Issuer. Marla Investments Inc. disclaims beneficial ownership in the shares of common stock reported herein except to the extent of its pecuniary interest therein.
- Nami Holding Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,437,697; sole dispositive power 0; shared dispositive power 1,437,697; aggregate amount beneficially owned 1,437,697 (51% of the class)
  Comment: Rows 8, 10 and 11: Nami Holding Inc. owns a controlling interest in Marla Investments Inc. and, as such, may be deemed to beneficially own shares of common stock of the Issuer. Nami Holding Inc. disclaims beneficial ownership in the shares of common stock reported herein except to the extent of its pecuniary interest therein.
  
  Row 13: Percentage calculations based 2,816,615 common shares outstanding as of June 23, 2025, as indicated to the Reporting Persons by the Issuer.
- Christian Paris Kassidokostas: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,437,697; sole dispositive power 0; shared dispositive power 1,437,697; aggregate amount beneficially owned 1,437,697 (51% of the class)
  Comment: Rows 8, 10 and 11: Mr. Kassidokostas owns a controlling interest in Nami Holding Inc., which in turn owns a controlling interest in Marla Investments Inc. and, as such, Mr. Kassidokostas may be deemed to beneficially own shares of common stock of the Issuer. Mr. Kassidokostas disclaims beneficial ownership in the shares of common stock reported herein except to the extent of his pecuniary interest therein.
  
  Row 13: Percentage calculations based 2,816,615 common shares outstanding as of June 23, 2025, as indicated to the Reporting Persons by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Shares of Common Stock, par value $0.01 per share
Name of issuer: Euroholdings Ltd
Address of issuer's principal executive offices: 4 MESSOGIOU & EVROPIS STREET, MAROUSSI, Greece (J3), 151 24
Comment: This joint statement on Schedule 13D is filed with respect to the shares of common stock, par value $0.01 per share (the "Common Shares"), of Euroholdings Ltd, a Marshall Islands corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 4, Messogiou & Evropis Street, Maroussi, 15124, Greece.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of Marla Investments Inc., a Marshall Islands corporation ("Marla"), Nami Holding Inc., a Marshall Islands corporation ("Nami"), and Christian Paris Kassidokostas ("Mr. Kassidokostas" and together with Marla and Nami, the "Reporting Persons").

Below is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director and executive officer of the Marla and Nami (the "Principals"), as applicable.

The following information relates to Marla Investments Inc.:

Unless otherwise noted, the business address of each person listed below is Gildo Pastor Center, 7 rue du Gabian, MC 98000 Monaco. Each person listed below is a Greek citizen. Mr. Triantafillidis, Ms. Papathanasiou and Mr. Margaronis are also British citizens.

Nikoletta Fouska, Director/President
Present principal occupation: President and Chief Investment Officer of the Latsco Family Office S.A. (the "Family Office") Business address: 5 Quai du Mont Blanc, CH-1201 Geneva, Switzerland

Christos Triantafillidis, Director/Treasurer
Present principal occupation: Chief Financial Officer of Latsco Shipping Limited ("Latsco")*

Chrysoula Papathanasiou, Director/Secretary
Present principal occupation: Legal Counsel of Latsco

Angelos Tsichrintzis, Director
Present principal occupation: General Counsel of the Family Office
Business address: 5 Quai du Mont Blanc, CH-1201 Geneva, Switzerland

George Margaronis, Director/Vice President
Present principal occupation: Chief Executive Officer of Latsco*

The principal business of Latsco is the operation of a fleet of crude tankers, product tankers, gas carriers, and dry bulk vessels. The business address of Latsco is Gildo Pastor Center, 7 rue du Gabian, MC 98000 Monaco.

The principal business of the Family Office is the management of investment holdings.

The business address of the Family Office is 5 Quai du Mont Blanc, CH-1201 Geneva, Switzerland.

The following information relates to Nami Holding Inc.:

Unless otherwise noted, the business address of each person listed below is Gildo Pastor Center, 7 rue du Gabian, MC 98000 Monaco. Each person listed below is a Greek citizen. Mr. Triantafillidis, Ms. Papathanasiou and Mr. Margaronis are also British citizens.

Nikoletta Fouska, Director/President
Present principal occupation: President and Chief Investment Officer of the Family Office
Business address: 5 Quai du Mont Blanc, CH-1201 Geneva, Switzerland

Christos Triantafillidis, Director/Treasurer
Present principal occupation: Chief Financial Officer of Latsco*

Chrysoula Papathanasiou, Director/Secretary
Present principal occupation: Legal Counsel of Latsco

Angelos Tsichrintzis, Director
Present principal occupation: General Counsel of the Family Office
Business address: 5 Quai du Mont Blanc, CH-1201 Geneva, Switzerland

George Margaronis, Director/Vice President
Present principal occupation: Chief Executive Officer of Latsco*

The principal business of Latsco is the operation ofa fleet of crude tankers, product tankers, gas carriers, and dry bulk vessels. The business address of Latsco is Gildo Pastor Center, 7 rue du Gabian, MC 98000 Monaco.

The principal business of the Family Office is the management of investment holdings. The business address of the Family Office is 5 Quai du Mont Blanc, CH-1201 Geneva, Switzerland.

*Christos Triantafillidis and George Margaronis are directors of the Issuer. The Issuer is a global provider of shipping transportation services, namely through the ownership of containerships that transport container boxes providing scheduled service between ports.
Residence or business address:
The information set forth in Item 2(a) above is hereby incorporated herein by reference.

The principal business address of each of Marla and Nami is Gildo Pastor Center, 7 rue du Gabian, MC 98000 Monaco, and the principal business address of Mr. Kassidokostas is 4 Xenias Street, 145 62 Kifissia, Greece.
Present principal occupation or employment:
The information set forth in Item 2(a) and Item 2(b) above is hereby incorporated herein by reference.

The principal business of each of Marla and Nami is to act as a shipping investment holding company. The principal occupation of Mr. Kassidokostas is shipping investor and entrepreneur. Mr. Kassidokostas is not employed by any person.
Criminal convictions in the last five years: The Reporting Persons, and, to the best of their knowledge, each of the Principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons, and, to the best of their knowledge, each of the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information set forth in Item 2(a) above is hereby incorporated herein by reference. Mr. Kassidokostas is a Swiss and Greek citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Marla acquired 1,437,697 Common Shares at an aggregate base purchase price of $18,547,926.13, or approximately $12.9011 per share, pursuant to a Stock Purchase Agreement dated June 23, 2025 (the "SPA") by and among Containers Shareholders Trinity Ltd., a Liberian corporation, Friends Investment Company Inc., a Marshall Islands corporation, Eurobulk Marine Holdings Inc., a Liberian corporation, and Family United Navigation Co., a Marshall Islands corporation (collectively, the "Sellers"), and Marla, as purchaser. The Sellers are affiliates of the Issuer's Chairman and Chief Executive Officer and his family. In addition, the SPA provides that the Purchaser must pay an additional amount contingent on the continued employment of either of the two vessels owned as of the closing date by the Issuer beyond November 2, 2025 for Aegean Express and October 2, 2026 for Joanna (the "Minimum Employment Period"). Such contingent payment will be calculated separately and independently for each quarterly period (partial or full) exceeding the Minimum Employment Period based on the operating income (net of agreed amounts for daily operating expenses, commissions, off-hire days and negative operating income not covered by insurance) of either of such vessels (excluding depreciation expenses, if any) and shall be paid pro rata to the Sellers based on the number of shares sold.

The foregoing description of the SPA is not complete and is qualified in its entirety to the full text of the SPA, a copy of which is filed Exhibit 99.2 hereto and is incorporated by reference herein.

Funds for the purchase of these Common Shares were derived from the working capital of Marla. Unless noted above, no part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 5 above is hereby incorporated herein by reference.

Appointment of Directors:

Pursuant to the SPA and in conjunction with Marla's acquisition of Common Shares of the Issuer, two directors of the Issuer (namely, Anastasios Aslidis and Aristides P. Pittas) resigned and George Margaronis and Christos Triantafillidis were appointed by the then-current board of the Issuer as a Class A and a Class B director, respectively, of the Issuer. Any future decision of the Reporting Persons to take any actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Registration Rights Agreement:

The Issuer and Marla entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated June 23, 2025 pursuant to which the Issuer granted Marla, its affiliates and their successors and permitted assigns, the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register for resale under the Securities Act of 1933, the Common Shares held by it and certain other equity securities. Under the Registration Rights Agreement, these persons have the right, once the Issuer becomes eligible to file a registration statement on Form F-3 or Form S-3, to cause the Issuer to file a "shelf" registration statements permitting resales of these securities on a delayed or continuing basis. Marla has the right to demand that the Issuer conduct an underwritten offering or "shelf takedown" under these registration statements, subject to certain conditions. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders or initiated by the Issuer, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to the registrations and indemnify Marla against certain liabilities. The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

Amended and Restated Shareholders Rights Agreement:

Pursuant to the SPA, the Issuer on June 23, 2025 entered into an Amended and Restated Shareholders Rights Agreement Issuer and Equiniti Trust Company, LLC, as rights agent, to, among other things, amend the definition therein of Permitted Person to mean Marla and its affiliates. The foregoing description of the Amended and Restated Shareholders Rights Agreement is not complete and is qualified in its entirety to the full text of the Amended and Restated Shareholders Rights Agreement, a copy of which is filed Exhibit 99.4 hereto and is incorporated by reference herein.

General:

The Reporting Persons acquired beneficial ownership of the securities described in this Schedule 13D in connection with the closing of the SPA and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent on the Reporting Persons' review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; the financial needs of the Reporting Persons; and other future developments. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase of additional Common Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of June 23, 2025, Marla may be deemed to beneficially own 1,437,697 Common Shares, which represent approximately 51.0% of Issuer's outstanding Common Shares, based on 2,816,615 Common Shares outstanding based on information received from the Issuer.

As of June 23, 2025, each of Nami and Mr. Kassidokostas may be deemed to beneficially own the 1,437,697 Common Shares held indirectly through control of Marla, which represent approximately 51.0% of Issuer's outstanding Common Shares, based on 2,816,615 Common Shares outstanding based on information received from the Issuer.

To the best knowledge of the Reporting Persons, none of the Principals beneficially owns any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in Item 2, Item 3 and Item 5(a) above is hereby incorporated herein by reference.

Marla has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,437,697 Common Shares. Marla has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,437,697 Common Shares.

Nami has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,437,697 Common Shares. Nami has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,437,697 Common Shares.

Mr. Kassidokostas has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,437,697 Common Shares. Mr. Kassidokostas has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,437,697 Common Shares.

The Reporting Persons otherwise disclaim beneficial ownership over the Common Shares.
Transactions in the class effected during the past sixty days: Except for the agreements and transactions described in Item 3 and Item 4, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Principals, has effected any transaction in the Common Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth above in Item 4 and this Item 5 and the Principals, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement dated June 23, 2025 among the Reporting Persons.
Exhibit 99.2 Stock Purchase Agreement dated June 23, 2025 among the Sellers and Marla.
Exhibit 99.3 Registration Rights Agreement dated June 23, 2025 among the Issuer and Marla (incorporated by reference to Exhibit 10.1 of the report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 23, 2025).
Exhibit 99.4 Amended and Restated Shareholders Rights Agreement dated June 23, 2025 between the Issuer and Equiniti Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 of the Form 8-A filed by the Issuer with the Securities and Exchange Commission on June 23, 2025).

## Signatures
- Marla Investments Inc.: /s/ Christos Triantafillidis, Christos Triantafillidis/Authorized Signatory (06/30/2025)
- Nami Holding Inc.: /s/ Christos Triantafillidis, Christos Triantafillidis/Authorized Signatory (06/30/2025)
- Christian Paris Kassidokostas: /s/ Christian Paris Kassidokostas, Christian Paris Kassidokostas (06/30/2025)